Dreyfus BASIC U.S. Mortgage Securities Fund

SEMIANNUAL REPORT June 30, 2008





BNY MELLON
ASSET MANAGEMENT

Dreyfus

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The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents



A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus BASIC U.S. Mortgage Securities Fund, covering the six-month period from January 1, 2008, through June 30, 2008.

Fixed-income markets remained turbulent over the first half of 2008. Slumping housing markets, inflation concerns, rising unemployment and lingering credit concerns continued to dampen fixed income investor sentiment. Throughout the first half of the year, investors continuously exhibited a "flight to quality" pattern, and U.S. government securities fared relatively well, while higher-yielding market sectors — including corporate bonds, mortgage-backed securities and asset-backed securities — generally were hard-hit by credit concerns.

While the global economy clearly has slowed, the news is not all bad. We have seen signs of more orderly deleveraging among financial institutions, and it appears that most of the damage caused by last year's sub-prime fiasco has been, to a great extent, exposed and ameliorated. The implications of our economic outlook for the U.S. bond market generally are positive, especially since selling pressure among over-leveraged investors and the Fed's recent comments on inflation have created attractive values in various fixed-income asset classes. These factors support our view that some areas of the U.S. bond market may have been punished too severely in the downturn, creating potential long-term opportunities for patient investors. As always, your financial advisor can help you identify suitable investments and an asset allocation that may be right for you and your long-term investment goals.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's Portfolio Manager.

Thank you for your continued confidence and support.

Sincerely,

Jonathan R. Baum
Chief Executive Officer
The Dreyfus Corporation
July 15, 2008



DISCUSSION OF FUND PERFORMANCE

For the period of January 1, 2008, through June 30, 2008, as provided by Robert Bayston, Portfolio Manager

Fund and Market Performance Overview

For the six-month period ended June 30, 2008, Dreyfus BASIC U.S. Mortgage Securities Fund achieved a total return of 0.78%.[1] In comparison, the fund's benchmark, the Lehman Brothers GNMA Index (the "Index"), achieved a total return of 1.84% for the same period.[2]

In an intensifying credit crisis and economic downturn, a "flight to quality" helped U.S. government securities, including mortgage-backed pass-through securities from Ginnie Mae, produce positive returns during the reporting period. The fund's return was lower than that of the benchmark, due mainly to allocations to non-agency mortgage-backed securities.

The Fund's Investment Approach

The fund seeks to maximize total return consisting of capital appreciation and current income. The fund invests primarily in Government National Mortgage Association ("Ginnie Mae" or "GNMA") securities. The fund may also invest in other government agency securities, such as Fannie Maes, as well as U.S. Treasury securities, asset-backed securities and other privately issued mortgage-backed securities.

Credit Woes Sparked a "Flight to Quality"

A credit crisis that began during the summer of 2007 in the sub-prime mortgage market continued to dampen investor sentiment over the first half of 2008, causing prices in most higher-yielding segments of the bond market to fall. In addition, slumping housing markets, mounting job losses and soaring food and energy prices sparked a downturn in the U.S. economy, hurting securities that tend to be sensitive to economic conditions. The impact of these factors was particularly severe among corporate bonds, mortgage-backed securities and asset-backed securities, as investors engaged in a flight to quality. In contrast, U.S. government securities generally gained value as risk-averse investors flocked to the added credit safety provided by federally guaranteed investments.

The Federal Reserve Board (the "Fed") responded aggressively to these developments by injecting liquidity into the U.S. banking system and reducing short-term interest rates from 4.50% at the start of the reporting period to 2.00% at the end. As a result, yield differences generally widened along the bond market's maturity range. Intermediate-term securities were among the greater beneficiaries of the steepening yield curve.

Although fixed-income markets remained volatile throughout the reporting period, returns from mortgage-backed pass-through securities from Ginnie Mae began to improve after the Fed announced in mid-March that it would participate in a plan to prevent the insolvency of a major investment bank from damaging other financial institutions. However, in June, economic concerns and a new wave of losses among banks again damaged prices of higher-yielding fixed-income securities — including non-Agency mortgage-backed securities as well as mortgages from Freddie Mac and Fannie Mae — offsetting some of the springtime rally.

Allocation Strategies Dampened Results

In this market environment, the fund benefited from its core holdings of Ginnie Mae mortgage-backed pass-through securities, which enabled it to participate in one of the stronger segments of the broader mortgage-backed securities market. However, in an effort to boost yields, we also allocated a portion of the fund's assets to privately issued mortgage-backed securities with high credit ratings. The performance of these high quality, higher-yielding securities generally lagged nominal U.S. Treasury securities as selling pressure persisted from highly leveraged institutional investors who liquidated even their more creditworthy investments to meet margin calls.

The fund achieved positive results from our interest-rate strategies. In anticipation of wider yield differences along the market's maturity spectrum, we emphasized bonds in the two-year maturity range, which benefited from the steepening yield curve, and we reduced the fund's exposure to securities in the 10-year maturity range. The fund also benefited from the use of certain options that enabled it to capture more fully the positive effects of volatility in both short-term and longer-term interest rates. However, while we generally set the fund's average duration in a range that was roughly in line with industry averages, enabling the fund to participate in the benefits of declining short-term interest rates, occasional tactical shifts in either direction proved less successful, detracting mildly from relative performance.

Maintaining a Conservative Posture

As of the reporting period's end, the U.S. economy and credit markets have continued to struggle. Despite the Fed's aggressive moves to reduce short-term interest rates and promote market liquidity, unemployment seems likely to rise, and housing prices have continued to fall. Consequently, the Fed will likely keep interest rates unchanged longer than the market currently anticipates.

Although we believe that some high-quality segments of the mortgage-backed securities market remain fundamentally sound and currently are attractively valued, we have pursued opportunities to reduce those positions whose fundamental performance has deteriorated consistent with market valuations and redeployed those funds into an asset mix that is more in line with the fund's benchmark. In our view, these are prudent strategies in a volatile and uncertain market environment.

July 15, 2008

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Performance figure provided reflects the absorption of certain fund expenses by The Dreyfus Corporation pursuant to an agreement in which shareholders would be given at least 90 days' notice if Dreyfus were to terminate or modify it. Had these expenses not been absorbed, the fund's return would have been lower.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers GNMA Index (unhedged) is an unmanaged, total return performance benchmark for the GNMA market consisting of 15- and 30-year fixed-rate securities backed by mortgage pools of the Government National Mortgage Association.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus BASIC U.S. Mortgage Securities Fund from January 1, 2008 to June 30, 2008. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended June 30, 2008

Expenses paid per $1,000†	$ 3.24
Ending value (after expenses)	$1,007.80

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended June 30, 2008

Expenses paid per $1,000†	$ 3.27
Ending value (after expenses)	$1,021.63

† *Expenses are equal to the fund's annualized expense ratio of .65%, multiplied by the average account value over the period, multiplied by 182/366 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

June 30, 2008 (Unaudited)

Bonds and Notes—122.9%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Asset-Backed Ctfs./ Auto Receivables—10.4%				
Capital Auto Receivables Asset Trust, Ser. 2008-2, Cl. A2A	3.74	3/15/11	400,000	400,899
Capital Auto Receivables Asset Trust, Ser. 2006-2, Cl. A3A	4.98	5/15/11	643,276	650,607
Capital Auto Receivables Asset Trust, Ser. 2006-1, Cl. A3	5.03	10/15/09	352,330	353,569
Capital Auto Receivables Asset Trust, Ser. 2007-3, Cl. A2A	5.11	11/16/09	228,693	229,949
Daimler Chrysler Auto Trust, Ser. 2006-D, Cl. A3	4.98	2/8/11	297,004	299,942
Daimler Chrysler Auto Trust, Ser. 2006-A, Cl. A3	5.00	5/8/10	537,688	541,277
Ford Credit Auto Owner Trust, Ser. 2008-C, Cl. A2A	3.72	1/15/11	450,000	450,662
Ford Credit Auto Owner Trust, Ser. 2005-A, Cl. B	3.88	1/15/10	250,000	249,094
Ford Credit Auto Owner Trust, Ser. 2005-B, Cl. A4	4.38	1/15/10	538,734	539,400
Ford Credit Auto Owner Trust, Ser. 2006-A, Cl. A3	5.05	3/15/10	115,951	116,648
Ford Credit Auto Owner Trust, Ser. 2006-B, Cl. A3	5.26	10/15/10	208,361	210,472
Ford Credit Auto Owner Trust, Ser. 2007-A, Cl. A2A	5.42	4/15/10	705,848	711,953
Honda Auto Receivables Owner Trust, Ser. 2008-1, Cl. A2	3.77	9/20/10	360,000	360,659
Honda Auto Receivables Owner Trust, Ser. 2005-3, Cl. A4	4.03	12/20/10	405,967	407,074
Honda Auto Receivables Owner Trust, Ser. 2005-2, Cl. A4	4.15	10/15/10	153,694	154,180
Honda Auto Receivables Owner Trust, Ser. 2007-1, Cl. A3	5.10	3/18/11	420,000	425,773
Honda Auto Receivables Owner Trust, Ser. 2006-3, Cl. A3	5.12	10/15/10	325,492	328,856
Nissan Auto Receivables Owner Trust, Ser. 2005-C, Cl. A4	4.31	3/15/11	100,000	100,728
Nissan Auto Receivables Owner Trust, Ser. 2007-A, Cl. A3	5.10	11/15/10	700,000	708,941

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Asset-Backed Ctfs./ **Auto Receivables (continued)**				
Nissan Auto Receivables Owner Trust, Ser. 2006-B, Cl. A3	5.16	2/15/10	39,272	39,534
Nissan Auto Receivables Owner Trust, Ser. 2006-B, Cl. A4	5.22	11/15/11	300,000	305,677
USAA Auto Owner Trust, Ser. 2005-3, Cl. A4	4.63	5/15/12	200,000	202,006
USAA Auto Owner Trust, Ser. 2005-4, Cl. A3	4.83	4/15/10	212,653	213,345
USAA Auto Owner Trust, Ser. 2006-3, Cl. A3	5.36	2/15/11	309,803	312,991
USAA Auto Owner Trust, Ser. 2007-1, Cl. A2	5.40	4/15/10	89,127	89,711
WFS Financial Owner Trust, Ser. 2004-3, Cl. C	3.60	2/17/12	120,721	120,712
WFS Financial Owner Trust, Ser. 2005-3, Cl. A3A	4.25	6/17/10	124,586	124,770
WFS Financial Owner Trust, Ser. 2005-3, Cl. A4	4.39	5/17/13	363,000	365,152
WFS Financial Owner Trust, Ser. 2005-2, Cl. B	4.57	11/19/12	250,000	252,016
				9,266,597
Asset-Backed Ctfs./Credit Cards—2.8%				
American Express Credit Account Master Trust, Ser. 2004-3, Cl. A	4.35	12/15/11	90,000	90,752
Bank One Issuance Trust, Ser. 2003-A9, Cl. A9	3.86	6/15/11	600,000	601,454
Citibank Credit Card Issuance Trust, Ser. 2006-A2, Cl. A2	4.85	2/10/11	120,000	121,148
Citibank Credit Card Issuance Trust, Ser. 2006-A5, Cl. A5	5.30	5/20/11	680,000	691,335
MBNA Credit Card Master Note Trust, Ser. 2003-A9, Cl. A9	2.60	2/15/11	750,000 [a]	749,833
MBNA Credit Card Master Note Trust, Ser. 2006-A1, Cl. A1	4.90	7/15/11	225,000	227,312
				2,481,834
Asset-Backed Ctfs./ **Home Equity Loans—2.8%**				
Citicorp Residential Mortgage Securities, Ser. 2007-2, Cl. A1A	5.98	6/25/37	620,553 [a]	622,948

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Asset-Backed Ctfs./				
Home Equity Loans (continued)				
Citigroup Mortgage Loan Trust, Ser. 2007-AHL1, Cl. A2A	2.52	12/25/36	317,409 a	300,943
Countrywide Asset-Backed Certificates, Ser. 2007-4, Cl. M5	6.92	9/25/37	125,000	15,938
Equivantage Home Equity Loan Trust, Ser. 1996-2, Cl. A4	8.05	6/25/27	379,592	290,975
JP Morgan Mortgage Acquisition, Ser. 2007-HE1, Cl. AF1	2.58	4/1/37	746,884 a	707,320
JP Morgan Mortgage Acquisition, Ser. 2007-CH1, Cl. MF2	5.84	11/25/36	312,300 a	91,652
Morgan Stanley ABS Capital I, Ser. 2007-HE2, Cl. A2A	2.52	1/25/37	457,265 a	442,529
				2,472,305
Commercial Mortgage				
Pass-Through Ctfs.−.7%				
Bayview Commercial Asset Trust, Ser. 2006-SP2, Cl. A	2.76	1/25/37	372,267 a,b	332,919
Goldman Sachs Mortgage Securities Corporation II, Ser. 2007-EOP, Cl. F	2.93	3/6/20	325,000 a,b	302,390
				635,309
Residential Mortgage				
Pass-Through Ctfs.−4.7%				
Countrywide Home Loan Mortgage Pass-Through Trust, Ser. 2005-31, Cl. 2A1	5.49	1/25/36	155,195 a	152,665
Countrywide Home Loan Mortgage Pass-Through Trust, Ser. 2002-19, Cl. B1	5.97	11/25/32	453,941 a	397,885
First Horizon Alternative Mortgage Securities, Ser. 2004-FA1, Cl. 1A1	6.25	10/25/34	1,048,425	979,874
GMAC Mortgage Corp. Loan Trust, Ser. 2004-J1, Cl. M3	5.50	4/25/34	754,543	449,438
GSR Mortgage Loan Trust, Ser. 2004-12, Cl. 2A2	6.51	12/25/34	307,298 a	294,097
J.P. Morgan Alternative Loan Trust, Ser. 2007-A1, Cl. 1A2A	2.54	3/25/37	532,137 a	463,379
JP Morgan Mortgage Trust, Ser. 2003-A1, Cl. 1A1	4.34	10/25/33	457,286 a	437,542

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Residential Mortgage Pass-Through Ctfs. (continued)				
JP Morgan Mortgage Trust, Ser. 2005-A7 Cl. 1A2	4.98	10/25/35	275,000 a	267,478
JP Morgan Mortgage Trust, Ser. 2007-A1, Cl. 3A1	5.00	7/25/35	416,908 a	410,674
Nomura Asset Acceptance, Ser. 2005-WF1, Cl. 2A5	5.16	3/25/35	326,714 a	280,660
				4,133,692
U.S. Government Agencies/ Mortgage-Backed—100.4%				
Federal Home Loan Mortgage Corp. Stripped Security, Interest Only Class, Ser. 1987, Cl. PI, 7.00%, 9/15/12			19,980 c	1,903
Federal National Mortgage Association:				
5.00%			3,610,000 d	3,460,524
6.50%			9,875,000 d	10,166,619
5.00%, 1/1/18–4/1/20			1,676,617	1,667,846
Government National Mortgage Association I:				
5.50%			2,415,000 d	2,403,302
6.00%			10,750,000 d	10,912,927
6.50%			5,855,000 d	6,048,034
5.00%, 5/15/33–10/15/35			6,679,470	6,497,942
5.50%, 6/15/20–10/15/35			16,375,894	16,353,771
6.00%, 10/15/19–4/15/38			5,861,915	5,967,164
6.50%, 10/15/10–8/15/37			608,202	629,191
7.00%, 1/15/24–2/15/24			58,566	62,533
7.50%, 12/15/23			7,534	8,106
8.00%, 1/15/22–12/15/22			157,433	171,842
8.50%, 1/15/20–3/15/22			25,883	28,526
9.00%, 11/15/19–11/15/22			10,276	11,277
9.50%, 9/15/19–10/15/20			7,555	8,402
Ser. 2005-34, Cl. A, 3.96%, 9/16/21			355,430	354,393
Ser. 2005-29, Cl. A, 4.02%, 7/16/27			484,990	479,717
Ser. 2005-42, Cl. A, 4.05%, 7/16/20			1,025,786	1,023,028
Ser. 2006-6, Cl. A, 4.05%, 10/16/23			547,818	546,425
Ser. 2005-59, Cl. A, 4.39%, 5/16/23			381,106	380,860
Ser. 2005-32, Cl. B, 4.39%, 8/16/30			539,759	539,048
Ser. 2004-39, Cl. LC, 5.50%, 12/20/29			2,904,000	2,959,116
Government National Mortgage Association II:				
5.00%, 9/20/33–7/20/35			3,491,279	3,380,015
5.50%, 1/20/34–1/20/36			4,893,300	4,869,497
6.00%, 6/20/35–4/20/36			9,288,268	9,432,913
6.50%, 6/20/31–7/20/31			311,066	322,405

Bonds and Notes (continued)	Principal Amount ($)	Value ($)
U.S. Government Agencies/Mortgage-Backed (continued)		
Government National Mortgage Association II (continued):		
7.00%, 12/20/27–8/20/31	530,389	564,279
9.00%, 1/20/20–7/20/25	19,989	21,927
9.50%, 9/20/21–12/20/21	8,875	10,296
		89,283,828
U.S. Treasury Notes–1.1%		
3.50%, 8/15/09	169,000 e,f	171,205
4.50%, 2/28/11	115,000	119,924
4.63%, 7/31/12	655,000 f	690,667
		981,796
Total Bonds and Notes		
(cost $110,707,880)		**109,255,361**

Options–.5%	Face Amount Covered by Contracts ($)	Value ($)
Call Options		
3-Month Floor USD Libor-BBA		
Interest Rate, June 2009 @ 2.50	5,300,000 g	2,730
6-Month Floor USD Libor-BBA		
Swaption, @8.25	4,500,000 g	402,688
U.S. Treasury Notes		
September 2009@ 99.91	2,250,000 g	25,341
Total Options		
(cost $413,563)		**430,759**

Short-Term Investments–12.9%	Principal Amount ($)	Value ($)
U.S. Government Agencies;		
Federal National Mortgage		
Association, 2.00%, 7/14/08	4,000,000	3,997,111
Federal National Mortgage		
Association, 2.22%, 8/20/08	7,500,000	7,476,875
Total Short-Term Investments		
(cost $11,473,986)		**11,473,986**

Other Investment–1.1%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Preferred		
Plus Money Market Fund		
(cost $942,000)	942,000 h	**942,000**

Investment of Cash Collateral for Securities Loaned−.8%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Plus Fund (cost $696,183)	696,183 [h]	**696,183**
Total Investments (cost $124,233,612)	**138.2%**	**122,798,289**
Liabilities, Less Cash and Receivables	**(38.2%)**	**(33,913,961)**
Net Assets	**100.0%**	**88,884,328**

LIBOR-BBA—London Interbank Offered Rate British Bankers' Association

[a] *Variable rate security—interest rate subject to periodic change.*

[b] *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At June 30, 2008, these securities amounted to $635,309 or .7% of net assets.*

[c] *Notional face amount shown.*

[d] *Purchased on a forward commitment basis.*

[e] *All or partially held by a broker as collateral for open financial futures positions.*

[f] *All or a portion of these securities are on loan. At June 30, 2008, the total market value of the fund's securities on loan is $682,056 and the total market value of the collateral held by the fund is $696,183.*

[g] *Non-income producing security.*

[h] *Investment in affiliated money market mutual fund.*

Portfolio Summary (Unaudited) [†]

	Value (%)		Value (%)
U.S. Government & Agencies	101.5	Options	.5
Asset/Mortgage-Backed	21.4		
Short-Term/ Money Market Investments	14.8		**138.2**

[†] *Based on net assets.*

See notes to financial statements.

STATEMENT OF FINANCIAL FUTURES

June 30, 2008 (Unaudited)

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized Appreciation (Depreciation) at 6/30/2008 ($)
Financial Futures Long				
U.S. Treasury 2 Year Notes	121	25,555,578	September 2008	13,234
U.S. Treasury 5 Year Notes	19	2,100,539	September 2008	3,563
U.S. Treasury 30 Year Bonds	3	346,781	September 2008	(2,258)
Financial Futures Short				
U.S. Treasury 10 Year Notes	105	(11,961,797)	September 2008	(8,000)
				6,539

See notes to financial statements.

STATEMENT OF OPTIONS WRITTEN

June 30, 2008 (Unaudited)

	Face Amount Covered by Contracts ($)	Value ($)
Call Options:		
5-Year Floor USD Libor-BBA, Swaption, July 2008 @ 4.58	880,000 [a]	(13,701)
10-Year Floor USD Libor-BBA, Swaption, July 2008 @ 4.98	885,000 [a]	(21,752)
U.S. Treasury 5 Year Notes, July 2008 @ 100.59	1,790,000 [a]	(11,821)
U.S. Treasury 10 Year Notes, July 2008 @ 99.19	900,000 [a]	(5,257)
Put Options:		
5-Year Floor USD Libor-BBA, Swaption, July 2008 @ 4.58	880,000 [a]	(2,648)
10-Year Floor USD Libor-BBA, Swaption, July 2008 @ 4.98	885,000 [a]	(1,304)
U.S. Treasury 5 Year Notes, September 2008 @ 99.91	2,250,000 [a]	(28,570)
U.S. Treasury 5 Year Notes, July 2008 @ 100.59	1,790,000 [a]	(8,971)
U.S. Treasury 10 Year Notes, July 2008 @ 99.19	900,000 [a]	(5,698)
(Premiums received $115,209)		**(99,722)**

LIBOR-BBA—London Interbank Offered Rate British Bankers' Association

[a]   *Non-income producing security.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

June 30, 2008 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments (including securities on loan, valued at $682,056)–Note 1(b):		
Unaffiliated issuers	122,595,429	121,160,106
Affiliated issuers	1,638,183	1,638,183
Cash		189,490
Receivable for investment securities sold		13,198,584
Dividends and interest receivable		427,077
Receivable for shares of Beneficial Interest subscribed		10,339
Receivable for futures variation margin–Note 4		5,430
Prepaid expenses		15,634
		136,644,843
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(b)		34,344
Payable for investment securities purchased		24,587,603
Payable for open mortgage-backed dollar rolls–Note 4		22,202,259
Liability for securities on loan–Note 1(b)		696,183
Outstanding options written, at value (premiums received $115,209)–See Statement of Options Written		99,722
Payable for shares of Beneficial Interest redeemed		49,059
Unrealized depreciation on swap contracts–Note 4		34,613
Accrued expenses		56,732
		47,760,515
Net Assets ($)		**88,884,328**
Composition of Net Assets ($):		
Paid-in capital		96,917,785
Accumulated undistributed investment income–net		26,054
Accumulated net realized gain (loss) on investments		(6,611,600)
Accumulated net unrealized appreciation (depreciation) on investments (including $6,539 net unrealized appreciation on financial futures)		(1,447,911)
Net Assets ($)		**88,884,328**
Shares Outstanding		
(unlimited number of $.001 par value shares of Beneficial Interest authorized)		6,032,744
Net Asset Value, offering and redemption price per share ($)		**14.73**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended June 30, 2008 (Unaudited)

Investment Income ($):	
Income:	
Interest	2,158,301
Dividends;	
Affiliated issuers	19,488
Income from securities lending	1,482
Total Income	**2,179,271**
Expenses:	
Management fee–Note 3(a)	271,256
Shareholder servicing costs–Note 3(b)	82,458
Auditing fees	24,095
Registration fees	11,342
Custodian fees–Note 3(b)	9,419
Legal fees	8,095
Trustees' fees and expenses–Note 3(c)	8,084
Prospectus and shareholders' reports	5,477
Miscellaneous	20,055
Total Expenses	**440,281**
Less–reduction in management fee due to undertaking–Note 3(a)	(144,300)
Less–reduction in fees due to earnings credits–Note 1(b)	(2,720)
Net Expenses	**293,261**
Investment Income–Net	**1,886,010**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	(363,672)
Net realized gain (loss) on options transactions	70,631
Net realized gain (loss) on financial futures	(161,256)
Net realized gain (loss) on swap transactions	118,217
Net Realized Gain (Loss)	**(336,080)**
Net unrealized appreciation (depreciation) on investments, options transactions and swap transactions (including $33,813 net unrealized appreciation on financial futures)	(854,416)
Net Realized and Unrealized Gain (Loss) on Investments	**(1,190,496)**
Net Increase in Net Assets Resulting from Operations	**695,514**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended June 30, 2008 (Unaudited)	Year Ended December 31, 2007
Operations ($):		
Investment income—net	1,886,010	4,486,628
Net realized gain (loss) on investments	(336,080)	110,402
Net unrealized appreciation (depreciation) on investments	(854,416)	651,949
Net Increase (Decrease) in Net Assets **Resulting from Operations**	**695,514**	**5,248,979**
Dividends to Shareholders from ($):		
Investment income—net	**(1,936,457)**	**(4,561,191)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold	6,454,137	4,303,590
Dividends reinvested	1,659,556	3,864,777
Cost of shares redeemed	(6,716,731)	(23,412,007)
Increase (Decrease) in Net Assets from **Beneficial Interest Transactions**	**1,396,962**	**(15,243,640)**
Total Increase (Decrease) in Net Assets	**156,019**	**(14,555,852)**
Net Assets ($):		
Beginning of Period	88,728,309	103,284,161
End of Period	**88,884,328**	**88,728,309**
Undistributed investment income—net	26,054	76,501
Capital Share Transactions (Shares):		
Shares sold	427,199	291,861
Shares issued for dividends reinvested	110,911	262,043
Shares redeemed	(449,585)	(1,589,165)
Net Increase (Decrease) in Shares Outstanding	**88,525**	**(1,035,261)**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Six Months Ended June 30, 2008 (Unaudited)	Year Ended December 31,				
		2007	2006	2005	2004	2003
Per Share Data ($):						
Net asset value, beginning of period	14.93	14.80	14.92	15.03	15.47	15.62
Investment Operations:						
Investment income—net[a]	.31	.69	.65	.52	.64	.53
Net realized and unrealized gain (loss) on investments	(.19)	.14	(.10)	(.02)	(.22)	.01
Total from Investment Operations	.12	.83	.55	.50	.42	.54
Distributions:						
Dividends from investment income—net	(.32)	(.70)	(.67)	(.61)	(.71)	(.60)
Dividends from net realized gain on investments	–	–	–	–	(.15)	(.09)
Total Distributions	(.32)	(.70)	(.67)	(.61)	(.86)	(.69)
Net asset value, end of period	14.73	14.93	14.80	14.92	15.03	15.47
Total Return (%)	.78[b]	5.86	3.65	3.45	2.81	3.54
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.97[c]	.95	.87	.78	.81	.84
Ratio of net expenses to average net assets	.65[c]	.65	.65	.65	.66	.68
Ratio of net investment income to average net assets	4.17[c]	4.69	4.36	3.49	4.20	3.40
Portfolio Turnover Rate[d]	151.87[b]	256.52	317.81	507.25	538.15	558.50
Net Assets, end of period ($ x 1,000)	88,884	88,728	103,284	208,876	232,020	259,262

[a] Based on average shares outstanding at each month end.
[b] Not annualized.
[c] Annualized.
[d] The portfolio turnover rates excluding mortgage dollar roll transactions for the periods ended June 30, 2008, December 31, 2007, December 31, 2006, December 31, 2005, December 31, 2004 and December 31, 2003, were 29.13%, 83.72%, 56.36%, 128.23%, 254.55% and 136.96%, respectively.

See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus BASIC U.S. Mortgage Securities Fund (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a diversified open-end management investment company. The fund's investment objective seeks to maximize total return, consisting of capital appreciation and current income. The Dreyfus Corporation (the "Manager" or "Dreyfus"), a wholly-owned subsidiary of The Bank of New York Mellon Corporation ("BNY Mellon"), serves as the fund's investment adviser.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities excluding short-term investments (other than U.S. Treasury Bills), financial futures, options and swaps are valued each business day by an independent pricing service (the "Service") approved by the Board of Trustees. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are valued as determined by the Service, based on methods which include consideration of: yields or prices of securities of comparable quality, coupon, maturity and type; indications as to values from dealers;

and general market conditions. Restricted securities, as well as securities or other assets for which recent market quotations are not readily available, that are not valued by a pricing service approved by the Board of Trustees, or are determined by the fund not to reflect accurately fair value, are valued at fair value as determined in good faith under the direction of the Board of Trustees. The factors that may be considered when fair valuing a security include fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold and public trading in similar securities of the issuer or comparable issuers. Short-term investments, excluding U.S. Treasury Bills, are carried at amortized cost, which approximates value. Registered open-end investment companies that are not traded on an exchange are valued at their net asset value. Financial futures and options, which are traded on an exchange, are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day. Options traded over-the-counter are priced at the mean between the bid and asked price. Investments in swap transactions are valued each business day by an independent pricing service approved by the Board of Trustees. Swaps are valued by the service by using a swap pricing model which incorporates among other factors, default probabilities, recovery rates, credit curves of the underlying issuer and swap spreads on interest rates.

The Financial Accounting Standards Board ("FASB") released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years.

Various inputs are used in determining the value of the fund's investments relating to FAS 157.

These inputs are summarized in the three broad levels listed below.

Level 1—quoted prices in active markets for identical securities.

Level 2—other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.).

Level 3—significant unobservable inputs (including fund's own assumptions in determining the fair value of investments).

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

The following is a summary of the inputs used as of June 30, 2008 in valuing the fund's investments carried at fair value:

Valuation Inputs	Investments in Securities ($)	Other Financial Instruments ($)†
Level 1–Quoted Prices	1,663,524	(53,778)
Level 2–Other Significant Observable Inputs	121,134,765	(74,018)
Level 3–Significant Unobservable Inputs	0	0
Total	**122,798,289**	**(127,796)**

† *Other financial instruments include derivative instruments, such as futures, forward currency exchange contracts and swap contracts, which are valued at the unrealized appreciation (depreciation) on the instrument.*

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gains and losses from securities transactions are recorded on the identified cost basis. Interest income, including, where applicable, accretion of discount and amortization of premium on investments is recognized on the accrual basis.

The fund has arrangements with the custodian and cash management banks whereby the fund may receive earnings credits when positive cash balances are maintained, which are used to offset custody and cash management fees. For financial reporting purposes, the fund includes net earnings credits, if any, as an expense offset in the Statement of Operations.

Pursuant to a securities lending agreement with Mellon Bank, N.A. ("Mellon Bank"), a subsidiary of BNY Mellon and a Dreyfus affiliate, the fund may lend securities to qualified institutions. It is the fund's policy, that at origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan is maintained at all times. Collateral is either in the form of cash, which can be invested in certain money market mutual funds managed by the Manager, U.S. Government and Agency securities or Letters of Credit. The fund is entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund bears the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner. During the period ended June 30, 2008, Mellon Bank earned $798 from lending fund portfolio securities, pursuant to the securities lending agreement.

(c) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(d) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gains, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gains can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gains. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(e) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

During the current year, the fund adopted FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense in the current year. The adoption of FIN 48 had no impact on the operations of the fund for the period ended June 30, 2008.

As of and during the period ended June 30, 2008, the fund did not have any liabilities for any unrecognized tax benefits. The fund recognizes interest and penalties, if any, related to unrecognized tax benefits as income tax expense in the Statement of Operations. During the period, the fund did not incur any interest or penalties.

Each of the tax years in the three-year period ended December 31, 2007, remains subject to examination by the Internal Revenue Service and state taxing authorities.

The fund has an unused capital loss carryover of $6,248,678 available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to December 31, 2007. If not applied, $777,312 of the carryover expires in fiscal 2012, $3,536,615 expires in fiscal 2013 and $1,934,751 expires in fiscal 2014.

The tax character of distributions paid to shareholders during the fiscal year ended December 31, 2007 was as follows: ordinary income $4,561,191. The tax character of current year distributions will be determined at the end of the current fiscal year.

NOTE 2—Bank Lines of Credit:

Effective May 1, 2008, the fund participates with other Dreyfus-managed funds in a $300 million unsecured line of credit primarily to be utilized for temporary or emergency purposes. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing. Prior to May 1, 2008, the fund participated with other Dreyfus-managed funds in a $100 million unsecured line of credit. During the period ended June 30, 2008, the fund did not borrow under the line of credit.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a Management Agreement ("Agreement") with the Manager, the management fee is computed at the annual rate of .60% of the value of the fund's average daily net assets and is payable monthly. The Manager has undertaken, until shareholders are given at least 90 days' notice to the contrary, if the aggregate expenses of the fund, exclusive of taxes, brokerage fees, interest on borrowings and extraordinary expenses, but including the management fee, exceed an annual rate of .65% of the value of the fund's average daily net assets, the fund may deduct from the payments to be made to the Manager under the Agreement, or the Manager will bear, such excess expense. The reduction in management fee, pursuant to the undertaking, amounted to $144,300 during the period ended June 30, 2008.

(b) Under the Shareholder Services Plan, the fund reimburses the Distributor an amount not to exceed an annual rate of .25% of the value of the fund's average daily net assets for certain allocated expenses of providing personal services and/or maintaining shareholder accounts. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. During the period ended June 30, 2008, the fund was charged $25,748 pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended June 30, 2008, the fund was charged $25,774 pursuant to the transfer agency agreement.

The fund compensates The Bank of New York, a subsidiary of BNY Mellon and a Dreyfus affiliate, under a cash management agreement for performing cash management services related to fund subscriptions and redemptions. During the period ended June 30, 2008, the fund was charged $2,139 pursuant to the cash management agreement.

The fund compensates Mellon Bank, an affiliate of the Manager, under a custody agreement for providing custodial services for the fund. During the period ended June 30, 2008, the fund was charged $9,419 pursuant to the custody agreement.

During the period ended June 30, 2008, the fund was charged $2,820 for services performed by the Chief Compliance Officer.

The components of "Due to The Dreyfus Corporation and affiliates" in the Statement of Assets and Liabilities consist of: management fees $43,031, custodian fees $6,926, chief compliance officer fees $2,820 and transfer agency per account fees $8,729, which are offset against an expense reimbursement currently in effect in the amount of $27,162.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales (including paydowns) of investment securities, excluding short-term securities, financial futures, options transactions and swap transactions, during the period ended June 30, 2008, amounted to $157,724,827 and $155,480,462, respectively, of which $125,420,989 in purchases and $125,653,686 in sales were from mortgage dollar roll transactions.

A mortgage dollar roll transaction involves a sale by the fund of mortgage related securities that it holds with an agreement by the fund to repurchase similar securities at an agreed upon price and date. The securities purchased will bear the same interest rate as those sold, but generally will be collateralized by pools of mortgages with different prepayment histories than those securities sold.

The fund may invest in financial futures contracts in order to gain exposure to or protect against changes in the market. The fund is exposed to market risk as a result of changes in the value of the underlying instruments. Investments in financial futures require the fund to "mark to market" on a daily basis, which reflects the change in the market value of the contract at the close of each day's trading. Accordingly, variation margin payments are received or made to reflect daily unrealized gains or losses. When the contracts are closed, the fund recognizes a realized gain or loss. These investments require initial margin deposits with a broker, which consist of cash or cash equivalents. The amount of these deposits is determined by the exchange or Board of Trade on which the contract is traded and is subject to change. Contracts open at June 30, 2008, are set forth in the Statement of Financial Futures.

The fund may purchase and write (sell) put and call options in order to gain exposure to or to protect against changes in the market.

As a writer of call options, the fund receives a premium at the outset and then bears the market risk of unfavorable changes in the price of the financial instrument underlying the option. Generally, the fund would incur a gain, to the extent of the premium, if the price of the underlying financial instrument decreases between the date the option is written and the date on which the option is terminated. Generally, the fund would realize a loss, if the price of the financial instrument increases between those dates.

As a writer of put options, the fund receives a premium at the outset and then bears the market risk of unfavorable changes in the price of the financial instrument underlying the option. Generally, the fund would incur a gain, to the extent of the premium, if the price of the underlying financial instrument increases between the date the option is written and the date on which the option is terminated. Generally, the fund would realize a loss, if the price of the financial instrument decreases between those dates.

The following summarizes the fund's call/put options written for the period ended June 30, 2008:

Options Written:	Face Amount Covered by Contracts ($)	Premiums Received ($)	Options Terminated	
			Cost ($)	Net Realized Gain ($)
Contracts outstanding December 31, 2007	–	–		
Contracts written	11,160,000	115,209		
Contracts terminated: Contracts closed	–	–	–	–
Contracts outstanding **June 30, 2008**	**11,160,000**	**115,209**		

The fund may enter into swap agreements to exchange the interest rate on, or return generated by, one nominal instrument for the return generated by another nominal instrument.

The fund accrues for the interim payments on swap contracts on a daily basis, with the net amount recorded within unrealized appreciation (depreciation) on swap contracts in the Statement of Assets and Liabilities. Once the interim payments are settled in cash, the net amount is recorded as realized gain (loss) on swaps, in addition to realized gain (loss) recorded upon the termination of swap contracts in the Statement of Operations. Fluctuations in the value of swap contracts are recorded as a component of net change in unrealized appreciation (depreciation) on investments.

The fund may enter into interest rate swaps which involve the exchange of commitments to pay and receive interest based on a notional principal amount. The following summarizes open interest rate swaps entered into by the fund at June 30, 2008:

Notional Amount ($)	Reference Entity/Currency	Counterparty	(Pay) Receive Fixed Rate (%)	Expiration Date	Unrealized (Depreciation) ($)
4,000,000	USD-3 Month Libor	Citibank	3.79	1/15/2013	**(34,613)**

Risks may arise upon entering into these agreements from the potential inability of the counterparties to meet the terms of the agreement and are generally limited to the amount of net payments to be received, if any, at the date of default.

At June 30, 2008, accumulated net unrealized depreciation on investments was $1,435,323, consisting of $514,087 gross unrealized appreciation and $1,949,410 gross unrealized depreciation.

At June 30, 2008, the cost of investments for Federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

In March 2008, the FASB released Statement of Financial Accounting Standards No. 161 "Disclosures about Derivative Instruments and Hedging Activities" ("FAS 161"). FAS 161 requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses on derivative instruments and disclosures about credit-risk-related contingent features in derivative agreements. The application of FAS 161 is required for fiscal years beginning after November 15, 2008 and interim periods within those fiscal years. At this time, management is evaluating the implications of FAS 161 and its impact on the financial statements and the accompanying notes has not yet been determined.

NOTE 5—Subsequent Event:

Effective July 1, 2008, BNY Mellon has reorganized and consolidated a number of its banking and trust company subsidiaries. As a result of the reorganization, any services previously provided to the fund by Mellon Bank, N.A. or Mellon Trust of New England, N.A. are now provided by The Bank of New York, which has changed its name to The Bank of New York Mellon.

For More Information

**Dreyfus BASIC
U.S. Mortgage
Securities Fund**
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York Mellon
One Wall Street
New York, NY 10286

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

Ticker Symbol: DIGFX

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2008, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



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